UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

FTE NETWORKS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

Series H Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

Common Stock: 86723M304

Series H Preferred Stock: Not Applicable

(CUSIP Number)

Mr. Fred Sacramone

34 Haas Road

Basking Ridge, New Jersey 07920

Telephone: (917) 796-8291

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Pryor Cashman, LLP

7 Times Square

New York, New York 10036

Attn: Eric M. Hellige, Esq.

Telephone: (212) 326-0846

October 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2CUSIP No. 86723M304	SCHEDULE 13D	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Fred Sacramone
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization:
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
713,026 shares of Common Stock owned directly and beneficially by Mr. Sacramone.
33 shares of Series H Preferred Stock owned directly and beneficially by Mr. Sacramone, which represents 33% of the outstanding shares of Series H Preferred Stock.(1)
	8.	Shared Voting Power:
0
	9.	Sole Dispositive Power:
713,026 shares of Common Stock owned directly and beneficially by Mr. Sacramone.
33 shares of Series H Preferred Stock owned directly and beneficially by Mr. Sacramone.(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
713,026 shares of Common Stock.
33 shares of Series H Preferred Stock. (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11):
3.4% of the outstanding shares of Common Stock.*
33.0% of the outstanding shares of Series H Preferred Stock. (1)
14.	Type of Reporting Person (See Instructions)
IN

* Percentage calculated based on 20,865,262 shares of Common Stock outstanding as of October 14, 2019.

(1)	The Series H Preferred Stock entitles the holders, voting separately as a class, to vote 51% of the total number of votes cast by all classes of the Issuer’s capital stock. The Series H Preferred Stock is perpetual, but is not convertible into Common Stock or redeemable and is not entitled to any distribution.

3CUSIP No. 86723M304	SCHEDULE 13D	Page 3 of 4

Item 2(c) of this Schedule 13D is amended to add the following:

The Reporting Person resigned as a director of FTE Networks, Inc., a Nevada corporation (the “Company”), on October 18, 2019 and as Interim Chief Executive Officer of the Company on October 21, 2019.

The Reporting Person has remained the President of Benchmark Builders, LLC, a company which, until October 10, 2019, was a wholly-owned subsidiary of the Company. As reported in Item 4 of Amendment No. 2 to this Statement, effective October 10, 2019, certain former lenders to the Company took possession and ownership of Benchmark Builders, LLC. As a result, Benchmark Builders, LLC is no longer affiliated with the Company.

4CUSIP No. 86723M304	SCHEDULE 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2019

/s/ Fred Sacramone
Fred Sacramone